NEWS RELEASE

Silver Production From Guanacevi Project Rises 144% To 295,000 Oz
In Fiscal Q2, 2005; Additional 19% Increase in Monthly Output To
116,667 Oz Silver Production Anticipated Over the Next Two Months

September 26, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V, FSE: EJD) announces that silver production from the Guanacevi Project (including the Santa Cruz property, the old Santa Cruz mine, the new North Porvenir mine and the Guanacevi process plant) in Durango, Mexico rose sharply in the second full quarter (fiscal Q2 ended August 31, 2005) since earning its 51% option interest in January 2005.

Silver production rose 144% to 294,750 oz in fiscal Q2, 2005 compared to fiscal Q1, 2005, and increased 192% compared to the three months ended May 31, 2004 when the mine and plant were still privately owned.

Endeavour anticipates an additional 19% increase in monthly output to 116,667 oz. silver over the next two months. Production growth will slow this quarter due to the next phase of capital investment in the mine and plant.

Endeavour plans to add more underground haul trucks to increase haulage capacity and will increase ground support as operating stopes grow. Maintenance down time is also scheduled for one of the ball mills, in order to improve grind size, silver recovery and production.

On a month to month basis, silver production from the Guanacevi Project averaged 21,392 oz per month in the 9 months ended September 30, 2004 and increased to 35,921 oz per month from October 2004 to February 2005 as a direct result of the discovery and development of the new North Porvenir ore-body.

Production rose again to 40,483 oz per month in fiscal Q1, 2005, notwithstanding the temporary closures of the North Porvenir and Santa Cruz mines during the quarter to allow for accelerated mine development. Bringing the new North Porvenir mine back online allowed the monthly production to average 98,333 oz silver per month in fiscal Q2, 2005 August 31, 2005.

The increase in fiscal Q2, 2005 silver production compared to fiscal Q1, 2005 is attributable to a jump in daily mine output from 229 tonnes per day to 304 tonnes per day, most of which came from the new North Porvenir mine. In fiscal Q2, 2005 North Porvenir produced 17,626 tonnes grading 580 gpt (18.7 opt) silver and 0.88 gpt gold (0.03 opt). Precious metal recoveries averaged 74%.

Endeavour also produced 378 oz gold during fiscal Q2, 2005, bringing the production on a silver equivalent basis to 317,417 oz Ag eq. However, the sale of by-product gold, lead, zinc and copper are treated as credits against cash costs.

Endeavour has changed its year-end from February 28 to December 31, and its current transition fiscal year end is for the ten months ending December 31, 2005.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR   FSE: EJD

In fiscal Q1, 2005, cash operating costs were approximately US $7.50 per oz silver but these costs fell to US$ 4.70 per oz silver in fiscal Q2, 2005 as mine output rose. For the year, cash costs are expected to average about US$ 4.60 per oz silver.

Godfrey Walton, President, stated, “With the new North Porvenir mine development working in fiscal Q2, 2005 we were able to successfully focus on opening up three new stopes for production. We anticipate the aggressive growth of both production and resources will continue through year-end and over the next two years.” In January 2004, Endeavour entered into an option agreement to purchase up to 100% of the Guanacevi Project for US$ 7 million in cash payments plus US$ 1 million in exploration and development expenses. By January 2005, the Company had paid the initial US$ 3 million, invested the minimum US$ 1 million and earned a 51% option interest as the new owner/operator until January 2006. Endeavour has the option to retain its 51% interest by paying US $1.0 million in January 2006 and to purchase the remaining 49% by paying US $1.5 million in January 2007 and another US$1.5 million in January 2008. However, Endeavour has the right to recover 100% of the project cash-flows until all of its capital investments plus 9% interest are paid back. Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the exploration, development and operation of the Guanacevi Project.

Endeavour Silver Corp. (EDR : TSX-V, FSE: EJD) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Guanacevi silver project in Durango, Mexico should allow Endeavour to become one of the top five primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR   FSE: EJD